UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02005323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 [illegible] 2002
526

SEC FILE NUMBER
8- 18364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/00 (MM/DD/YY) AND ENDING 08/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FARMLAND SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12200 North Ambassador drive
(No. and Street)

Kansas City	Missouri	64163-1244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry D. Kuykendall — 816-713-6504
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1000 Walnut, Suite 1600, P. O. Box 13127, Kansas City, Missouri 64199
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry D. Kuykendall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farmland Securities Company, as of October 18, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A


JOYCE A. ROBEY
Clay County
My Commission Expires
November 13, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



1000 Walnut
Suite 1600
Kansas City, MO 64106


RECEIVED
FEB 2 1 2002
365

The Board of Directors
Farmland Securities Company:

In planning and performing our audit of the financial statements of Farmland Securities Company (the Company) for the year ended August 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and (2) in complying with the condition for exemptions from Rule 15c-3-3 pursuant to subparagraph (k)(2)(i).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
September 28, 2001

KPMG


SEC MAIL
RECEIVED
PROCESSING
FEB 21 2002
WASH, D.C.
365
SECTION


Farmland

FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Financial Statements and Schedules

August 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Table of Contents



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Farmland Securities Company:

We have audited the accompanying balance sheets of Farmland Securities Company (a wholly owned subsidiary of Farmland Industries, Inc.) as of August 31, 2001 and 2000, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farmland Securities Company as of August 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

September 28, 2001



FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Balance Sheets

August 31, 2001 and 2000

Assets	**2001**	**2000**
Cash	$ 22,017	23,005
Marketable securities (note 2)	104,623	104,422
Total assets	$ 126,640	127,427
Liabilities and Stockholder's Equity		
Accrued interest	$ 1,640	2,427
Note payable to Farmland Industries, Inc. (note 3)	100,000	100,000
Total liabilities	101,640	102,427
Stockholder's equity – common stock of $1 par value. Authorized 100,000 shares; issued and outstanding 25,000 shares	25,000	25,000
Total liabilities and stockholder's equity	$ 126,640	127,427

Statements of Operations

Years ended August 31, 2001 and 2000

	2001	**2000**
Income and expense reimbursements:		
Interest income (note 3)	$ 5,324	5,332
Reimbursements received from Farmland Industries, Inc.	825,023	5,234,863
Total income and expense reimbursements	830,347	5,240,195
Expenses:		
Commission expense	689,137	4,852,398
General and administrative expenses	135,886	382,465
Interest expense (note 3)	5,324	5,332
Total expenses	830,347	5,240,195
Net earnings	$ —	—

See accompanying notes to financial statements.

FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Statements of Stockholder's Equity

Years ended August 31, 2001 and 2000

	2001	2000
Common stock, beginning and end of year	$ 25,000	25,000

Statements of Cash Flows

Years ended August 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net earnings	$ —	—
Accrued interest	(5,324)	(5,332)
Adjustments to reconcile net earnings to net cash used in operating activities – accrued interest	(787)	656
Net cash used in operating activities	(6,111)	(4,676)
Cash flows from investing activities:		
Purchases of marketable securities	(204,877)	(204,527)
Proceeds from maturity of marketable securities	210,000	210,000
Net cash provided by investing activities	5,123	5,473
Net increase (decrease) in cash	(988)	797
Cash at beginning of year	23,005	22,208
Cash at end of year	$ 22,017	23,005
Supplemental disclosure of cash flow information – cash paid during the year for interest	$ 6,111	4,676

See accompanying notes to financial statements.

FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Notes to Financial Statements

August 31, 2001 and 2000

(1) Nature of Operations and Affiliation

Farmland Securities Company (the Company), a wholly owned subsidiary of Farmland Industries, Inc. (Farmland), was formed for the sole purpose of functioning as a broker-dealer in the sale of debt securities of Farmland. All administrative services of the Company are provided by Farmland and all expenses incurred are reimbursed by Farmland.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Marketable Securities

Marketable securities consist of U. S. government securities classified as held-to-maturity and are carried at amortized cost. Held-to-maturity securities are those securities for which the Company has the positive intent and ability to hold until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. At August 31, 2001, such securities mature on October 4, 2001 and amortized cost approximates fair value.

(3) Note Payable to Farmland

Effective June 1, 1985, a subordinated loan agreement was entered into with Farmland pursuant to which the Company borrowed $100,000 from Farmland. The agreement, as approved by the National Association of Securities Dealers, Inc. (NASD) on June 3, 1985, permits the inclusion of the subordinated debt in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1). Under this agreement, the interest charged on this loan by Farmland equals the interest earned by the Company on the investment of the funds. Farmland has agreed not to demand repayment of the note prior to March 31, 2010.

(4) Net Capital Requirements

The Company is subject to Rule 15c 3-1, which requires the maintenance of minimum net capital. At August 31, 2001, the Company had net capital of $126,640 which exceeded the minimum net capital requirement of $5,000.

Schedule 1

FARMLAND SECURITIES COMPANY
(A Wholly Owned Subsidiary of Farmland Industries, Inc.)
KANSAS CITY, MISSOURI

Computation of Net Capital

August 31, 2001 and 2000

	2001	2000
Total stockholder's equity from balance sheets	$ 25,000	25,000
Total stockholder's equity qualified for net capital	$ 25,000	25,000
Liabilities subordinated to claims of general creditors allowable in computation of net capital	101,640	102,427
Total capital and allowable subordinated liabilities	126,640	127,427
Total nonallowable assets	—	—
Net capital	$ 126,640	127,427

NOTE: No material differences exist between net capital computed on the most recent unaudited Form X-17A-5, Part IIA and the net capital computation shown above.

Schedule 2

Computation for Determination of Reserve Requirements

August 31, 2001 and 2000

Farmland Securities Company is exempt from Rule 15c 3-3 of the Securities and Exchange Commission pursuant to §(k)(2)(i) under Rule 15c 3-3.

Schedule 3

Information Relating to the Possession or Control Requirements

August 31, 2001 and 2000

Farmland Securities Company is exempt from Rule 15c 3-3 of the Securities and Exchange Commission pursuant to §(k)(2)(i) under Rule 15c 3-3.

See accompanying independent auditors' report.